Exhibit (a)(1)(I)

FORM OF COMMUNICATION

TO ELIGIBLE OPTIONHOLDERS CONFIRMING EXCHANGE

Date:
To:
From:	support.com Inc.
Re:	Confirmation of Acceptance of Your Election to Participate in the Exchange Offer

Thank you for your submission of your Notice of Election to participate in the Exchange Offer. We confirm with this email that we have accepted your election to participate and have canceled the Eligible Options you have properly tendered pursuant to the Exchange Offer. You now have the right to receive New Options entitling you to purchase the same number of shares of our common stock at an exercise price of $     per share, which was the last reported sale price of our common stock on The Nasdaq Global Select Market on August 21, 2009.

In the coming weeks, you will receive a new stock option agreement relating to the New Options grant that you will enter into with support.com. You will also be able to verify your grant of New Options by logging on to your E*TRADE account. In the meantime, if you have any questions, please contact Maura Burns at 1+ 650-556-8992 or tenderoffer@support.com.